March 31, 2017
To whom it may concern:

Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma
Representative Director,
President and Chief Executive Officer
(Code No. 6479, TSE Div.No.1)
Contact:	Naoyuki Kimura
General Manager
Personnel Department
Telephone:	+81-(0)3-6758-6712

Notice of Organizational Changes and Personnel Changes

MinebeaMitsumi Inc. hereby announces the following organizational changes and personnel changes.

1)	Organizational Changes (Effective as of April 1, 2017)
1.
Business Promotion Div. will be newly established and will be organized into four Business Promotion Departments: Plus IoT Business Promotion Department, Smart City Business Promotion Department, Automotive Device Business Promotion Department, Lighting Products Business Promotion Department.

2.	Mitsumi Business Headquarters will be reorganized as follows:
① Business Support Div. and Mitsumi Parts BU will be newly established.
② Interface Equipment BU will be abolished.
③ Automotive Devices BU of Automotive Devices Business Div. will be transferred to Electronic Devices Business Div.
④ Haptics BU will be newly established to Component Devices Business Div.

2) Personnel Changes (Effective as of April 1, 2017)
New Assignment	Former Assignment	Post to be Retained	Name
Director of Mitsumi Electric Co., Ltd.	Director, Chairman of the Board of Directors of Mitsumi Electric Co., Ltd.	Representative Director, President and Chief Executive Officer	Yoshihisa Kainuma
Director, Chairman of the Board of Directors of Mitsumi Electric Co., Ltd.	Representative Director, President and Chief Executive Officer of Mitsumi Electric Co., Ltd.	Adviser	Shigeru Moribe
Representative Director, President and Chief Executive Officer of Mitsumi Electric Co., Ltd.	Representative Director, Vice President Executive Officer of Mitsumi Electric Co., Ltd.
Director, Senior Managing Executive Officer,
Chief of Mitsumi Business Headquarters,
Deputy Chief of Electronic Device & Component Manufacturing Headquarters,
Officer in charge of Electronic Device Div. at Electronic Device & Component Manufacturing Headquarters
Ryozo Iwaya
Officer in charge of Business Support Div. at Mitsumi Business Headquarters	Officer in charge of Component Devices Business Div. at Mitsumi Business Headquarters	Director, Managing Executive Officer of Mitsumi Electric Co., Ltd.	Koichi Seno
Officer in charge of Component Devices Business Div. at Mitsumi Business Headquarters	Head of Optical Devices BU of Component Devices Business Div. at Mitsumi Business Headquarters	Executive Officer, Executive Officer of Mitsumi Electric Co., Ltd.	Tadashi Adachi
Head of Mitsumi Parts BU at Mitsumi Business Headquarters	Head of Precision Components BU of Component Devices Business Div. at Mitsumi Business Headquarters	Executive Officer, Executive Officer of Mitsumi Electric Co., Ltd.	Katsuyuki Iwakuma
Head of Optical Devices BU of Component Devices Business Div. at Mitsumi Business Headquarters	Deputy Head of Optical Devices BU of Component Devices Business Div. at Mitsumi Business Headquarters		Kosuke Hirano
Head of Precision Components BU of Component Devices Business Div. at Mitsumi Business Headquarters	Head of Interface Equipment BU of Component Devices Business Div. at Mitsumi Business Headquarters	Executive Officer of Mitsumi Electric Co., Ltd.	Kiyoshi Koshikawa
Head of EMT BU of Automotive & Global Motor Business Div. at Electronic Device & Component Manufacturing Headquarters
Managing Executive Officer,
Deputy Chief of Electronic Device & Component Manufacturing Headquarters,
Deputy Officer in charge of Spindle Motor Div. at Electronic Device & Component Manufacturing Headquarters,
General Manager of Regional Affairs for Europe
Joerg Hoffmann
Head of EMT BU of Automotive & Global Motor Business Div. at Electronic Device & Component Manufacturing Headquarters		Chief Technical Officer of Precision Motors Deutsche Minebea GmbH	Guido Schmit
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